UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

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INOGEN, INC.

(Exact name of registrant as specified in its charter)

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Delaware	001-36309	33-0989359
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

326 Bollay Drive, Goleta, CA	93117
(Address of principal executive offices)	(Zip Code)

Alison Bauerlein

Executive Vice President, Finance,

Chief Financial Officer, Secretary and Treasurer

(805) 562-0500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

For the reporting period from January 1, 2017 to December 31, 2017, Inogen, Inc. (the “Company”) evaluated its current products and determined that certain “conflict minerals,” as defined in Section 1, Item 1.01(d)(3) of Form SD, are necessary to the functionality or production of products manufactured by the Company, which are referred to in this Form SD as “necessary conflict minerals.” Accordingly, the Company conducted a reasonable country of origin inquiry to determine whether during 2017 its necessary conflict minerals originated in the Democratic Republic of the Congo or certain adjoining countries, which are referred to in this Form SD collectively as the “covered countries.” The Company then conducted due diligence designed to conform to the Organisation for Economic Co-operation and Development, or OECD, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas in order to determine whether any of the Company’s necessary conflict minerals originated from any of the covered countries and whether these conflict minerals benefitted, directly or indirectly, armed groups in any of the covered countries.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD, the Company is filing a Conflict Minerals Report as Exhibit 1.01 hereto. A copy of this Form SD and the Conflict Minerals Report are publicly available at http://investor.inogen.com/.

Item 1.02 Exhibit

In accordance with Rule 13p-1, and Item 2.01 of Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Inogen, Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

EXHIBIT INDEX

Exhibit No.	Description
1.01	Inogen, Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INOGEN, INC.
(Registrant)

By:	/s/ Alison Bauerlein	May 30, 2018
	Alison Bauerlein	(Date)
Executive Vice President, Finance,
Chief Financial Officer, Secretary and Treasurer